Exhibit 99.1

Pan American Silver to Host Analyst Day Review

VANCOUVER, May 18, 2012 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that it will host its annual Analyst Day in Toronto, Ontario, on Thursday, June 7, 2012 at 8:00 am Eastern Time.  An archived webcast along with relevant materials for the Analyst Day will be made available immediately after the event at http://www.panamericansilver.com/category/events.

About Pan American Silver

Pan American Silver's mission is to be the world's largest and lowest cost primary silver mining company by increasing its low cost silver production and silver Mineral Reserves.  The Company has eight operating mines in Mexico, Peru, Argentina and Bolivia, including the recently acquired Dolores gold/silver mine in Chihuahua, Mexico.  Pan American also owns the Navidad silver development project in Chubut, Argentina, the Calcatreu gold project in Rio Negro and the La Bolsa development project in Sonora, Mexico.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175

info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 15:45e 18-MAY-12